                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1998

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from . . . . to  . . . . . .
Commission file number . . . . . . . . . . . . . . . .

A.   Full Title of the Plan and the address of the Plan:

                            GENERAL CABLE CORPORATION
                           RETIREMENT AND SAVINGS PLAN

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          GENERAL CABLE CORPORATION
                                          RETIREMENT AND SAVINGS PLAN


Date: June 28, 1999                       By: /s/ Robert J. Siverd
                                             -----------------------------------
                                          Name:  Robert J. Siverd
                                          Title: Member, Retirement Plan Finance
                                                 Committee

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-31865 of General Cable Corporation on Form S-8 of our report dated May 21, 1999, appearing in this Annual Report on Form 11-K of General Cable Corporation Retirement and Savings Plan for the year ended December 31, 1998.

Deloitee & Touche LLP

Cincinnati, Ohio
June 28, 1999

                                         --------------------------------------


                                           GENERAL CABLE
                                           CORPORATION RETIREMENT
                                           AND SAVINGS PLAN

                                           Financial Statements for the Years
                                           Ended December 31, 1998 and 1997 and
                                           Supplemental Schedule as of December
                                           31, 1998 and Independent Auditors'
                                           Report

GENERAL CABLE CORPORATION RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                      Page

INDEPENDENT AUDITORS' REPORT                                                            1

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits, December 31, 1998                    2

   Statement of Net Assets Available for Benefits, December 31, 1997                    3

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1998                                                                  4

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1997                                                                  5

   Notes to Financial Statements                                                        6

SUPPLEMENTAL SCHEDULE - Schedule of Assets Held for Investment (Item 27a of
   Form 5500), December 31, 1998                                                       12


SUPPLEMENTAL SCHEDULES OMITTED

Certain of the Plan's assets are invested in the General Cable Corporation Master Defined Contribution Trust. Therefore, schedules of investments held at December 31, 1998 and of reportable transactions of the Master Defined Contribution Trust for the year ended December 31, 1998 have been certified by the Master Trustee and are separately filed with the Department of Labor. Other supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT


General Cable Corporation Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Cable Corporation Retirement and Savings Plan ("the Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Cincinnati, Ohio

May 21, 1999

GENERAL CABLE CORPORATION RETIREMENT AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                             Supplemental Information by Fund
                                          ------------------------------------------------------------------------------------------
                                                                                 Wilmington Trust Company
                                          ------------------------------------------------------------------------------------------
                                          Massachusetts        Lasalle          MFS                        American         FPA
                                            Investors          Income         Emerging        PBHG          Funds           New
                                              Trust             Plus           Growth        Growth      EuroPacific       Income
                                              Fund              Fund            Fund          Fund       Growth Fund        Fund
ASSETS:
  Investment in General Cable
    Corporation Master Defined
    Contribution Trust (Notes 1,2,4)      $ 24,805,605      $ 11,169,395    $ 8,345,806   $ 7,719,186    $ 3,439,932    $ 5,721,547
  Contributions receivable (Note 3)             46,377            43,115         33,539        25,232         16,526         11,459
  Loans to participants (Note 1)
                                          ------------      ------------    -----------   -----------    -----------    -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                            $ 24,851,982      $ 11,212,510    $ 8,379,345   $ 7,744,418    $ 3,456,458    $ 5,733,006
                                          ============      ============    ===========   ===========    ===========    ===========



                                               Supplemental Information by Fund
                                          --------------------------------------------
                                                   Wilmington Trust Company
                                          --------------------------------------------
                                              General
                                               Cable
                                            Corporation        Loan
                                             Stock Fund        Fund           Total
ASSETS:
  Investment in General Cable
    Corporation Master Defined
    Contribution Trust (Notes 1,2,4)        $ 2,324,751                   $ 63,526,222
  Contributions receivable (Note 3)              18,592                        194,840
  Loans to participants (Note 1)                           $ 2,615,782       2,615,782
                                            -----------    -----------    ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                              $ 2,343,343    $ 2,615,782    $ 66,336,844
                                            ===========    ===========    ============


See notes to financial statements.

GENERAL CABLE CORPORATION RETIREMENT AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                       Supplemental Information by Fund
                                          ------------------------------------------------------------------------------------------
                                                                           The Chase Manhattan Bank
                                          ------------------------------------------------------------------------------------------
                                          Massachusetts       Lasalle          MFS                         American         FPA
                                            Investors          Income       Emerging         PBHG           Funds           New
                                              Trust             Plus         Growth         Growth       EuroPacific       Income
                                              Fund              Fund          Fund           Fund        Growth Fund        Fund

ASSETS:
  Investment in General Cable
    Corporation Master Retirement
      Trust (Notes 1,2,4)                 $ 22,283,269      $ 9,555,124   $ 7,568,686    $ 10,112,715    $ 3,471,774    $ 5,717,640
  Contributions receivable (Note 3)             33,647           54,475        24,033          22,431         16,022          8,011
  Loans to participants (Note 1)
                                          ------------      -----------   -----------    ------------    -----------    -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                            $ 22,316,916      $ 9,609,599   $ 7,592,719    $ 10,135,146    $ 3,487,796    $ 5,725,651
                                          ============      ===========   ===========    ============    ===========    ===========

                                               Supplemental Information by Fund
                                          -------------------------------------------
                                                  The Chase Manhattan Bank
                                          -------------------------------------------
                                             General
                                              Cable
                                           Corporation        Loan
                                            Stock Fund        Fund           Total

ASSETS:
  Investment in General Cable
    Corporation Master Retirement
      Trust (Notes 1,2,4)                  $ 1,103,619                   $ 59,812,827
  Contributions receivable (Note 3)              1,602                        160,221
  Loans to participants (Note 1)                          $ 2,655,358       2,655,358
                                           -----------    -----------    ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                             $ 1,105,221    $ 2,655,358    $ 62,628,406
                                           ===========    ===========    ============

See notes to financial statements.

GENERAL CABLE CORPORATION RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                                       Supplemental Information by Fund
                                                                           --------------------------------------------------------
                                                                                         Wilmington Trust Company
                                                                           --------------------------------------------------------
                                                                             Massachusetts     Lasalle         MFS
                                                                               Investors       Income        Emerging        PBHG
                                                                                 Trust          Plus          Growth        Growth
                                                                                 Fund           Fund           Fund          Fund

INCREASES:
  Contributions (Note 1):
    Employee                                                               $    779,471   $    713,692   $   563,534    $   421,627
    Employer                                                                    442,140        581,456       366,260        279,983
    Other                                                                       156,439        228,857        50,072         39,845
                                                                           ------------   ------------   -----------    -----------
           Total                                                              1,378,050      1,524,005       979,866        741,455
                                                                           ------------   ------------   -----------    -----------
Equity in net earnings of the General Cable Corporation Master Defined
  Contribution Trust (Notes 1,2,4)                                            5,040,607        594,751     1,740,286       (253,340)
Interest income
                                                                           ------------   ------------   -----------    -----------
           Total increases                                                    6,418,657      2,118,756     2,720,152        488,115
                                                                           ------------   ------------   -----------    -----------

DECREASES:
  Distributions to participants (Note 3)                                      3,076,569      2,373,618     1,276,841      1,076,280
  Other disbursement                                                                            44,485
                                                                           ------------   ------------   -----------    -----------
           Total decreases                                                    3,076,569      2,418,103     1,276,841      1,076,280
                                                                           ------------   ------------   -----------    -----------

INTERFUND TRANSFERS                                                            (807,022)     1,902,258      (656,685)    (1,802,563)
                                                                           ------------   ------------   -----------    -----------

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS                      2,535,066      1,602,911       786,626     (2,390,728)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                          22,316,916      9,609,599     7,592,719     10,135,146
                                                                           ------------   ------------   -----------    -----------

  End of year                                                              $ 24,851,982   $ 11,212,510   $ 8,379,345    $ 7,744,418
                                                                           ============   ============   ===========    ===========


                                                                                         Supplemental Information by Fund
                                                                            ---------------------------------------------------
                                                                                             Wilmington Trust Company
                                                                            ---------------------------------------------------
                                                                                 American       FPA         General
                                                                                  Funds         New          Cable
                                                                               EuroPacific     Income     Corporation    Loan
                                                                               Growth Fund      Fund       Stock Fund    Fund

INCREASES:
  Contributions (Note 1):
    Employee                                                                 $   275,554  $   192,689   $   211,287
    Employer                                                                     182,328      108,132       114,910
    Other                                                                         22,366       47,568        30,822
                                                                             -----------  -----------   -----------  -----------
           Total                                                                 480,248      348,389       357,019
                                                                             -----------  -----------   -----------  -----------
Equity in net earnings of the General Cable Corporation Master Defined
  Contribution Trust (Notes 1,2,4)                                               554,940      298,892      (672,179)
Interest income                                                                                                      $     6,920
                                                                             -----------  -----------   -----------  -----------
           Total increases                                                     1,035,188      647,281      (315,160)       6,920
                                                                             -----------  -----------   -----------  -----------

DECREASES:
  Distributions to participants (Note 3)                                         544,491      675,173        91,763      252,251
  Other disbursement
                                                                             -----------  -----------   -----------  -----------
           Total decreases                                                       544,491      675,173        91,763      252,251
                                                                             -----------  -----------   -----------  -----------

INTERFUND TRANSFERS                                                             (522,035)      35,247     1,645,045      205,755
                                                                             -----------  -----------   -----------  -----------

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS                         (31,338)       7,355     1,238,122      (39,576)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                            3,487,796    5,725,651     1,105,221    2,655,358
                                                                             -----------  -----------   -----------  -----------

  End of year                                                                $ 3,456,458  $ 5,733,006   $ 2,343,343  $ 2,615,782
                                                                             ===========  ===========   ===========  ===========


                                                                   Supplemental Information by Fund
                                                                   --------------------------------
                                                                       Wilmington Trust Company
                                                                       ------------------------
                                                                                 Total

INCREASES:
  Contributions (Note 1):
    Employee                                                                 $  3,157,854
    Employer                                                                    2,075,209
    Other                                                                         575,969
                                                                             ------------
           Total                                                                5,809,032
                                                                             ------------
Equity in net earnings of the General Cable Corporation Master Defined
  Contribution Trust (Notes 1,2,4)                                              7,303,957
Interest income                                                                     6,920
                                                                             ------------
           Total increases                                                     13,119,909
                                                                             ------------

DECREASES:
  Distributions to participants (Note 3)                                        9,366,986
  Other disbursement                                                               44,485
                                                                             ------------
           Total decreases                                                      9,411,471
                                                                             ------------

INTERFUND TRANSFERS                                                                    -
                                                                             ------------

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS                        3,708,438

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                            62,628,406
                                                                             ------------

  End of year                                                                $ 66,336,844
                                                                             ============

                                      -4-

See notes to financial statements.

GENERAL CABLE CORPORATION RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                Supplemental Information by Fund
                                        --------------------------------------------------------------------------------------------
                                                                    The Chase Manhattan Bank
                                        --------------------------------------------------------------------------------------------
                                         Massachusetts     Lasalle        MFS                     American       FPA        General
                                           Investors       Income       Emerging      PBHG         Funds         New         Cable
                                             Trust          Plus         Growth      Growth     EuroPacific     Income   Corporation
                                              Fund          Fund          Fund        Fund      Growth Fund      Fund     Stock Fund
INCREASES:
  Contributions (Note 3):
    Employee                             $    390,969   $   693,198  $   306,223 $    283,869  $   208,898  $   109,758  $    30,294
    Employer                                  271,752       525,132      193,530      188,931      128,336       69,520        9,741
    Other                                     102,817        41,015       46,566       61,136       49,034       14,779       10,805
                                         ------------   -----------  ----------- ------------  -----------  -----------  -----------
           Total                              765,538     1,259,345      546,319      533,936      386,268      194,057       50,840

  Equity in net earnings of the General
    Cable Corporation Master Retirement
    Trust (Notes 1,2,4)                     5,535,015       454,337    1,357,997    1,998,393      240,648      452,693        3,379
  Interest income
                                         ------------   -----------  ----------- ------------  -----------  -----------  -----------
           Total increases                  6,300,553     1,713,682    1,904,316    2,532,329      626,916      646,750       54,219
                                         ------------   -----------  ----------- ------------  -----------  -----------  -----------

DECREASES:
  Distributions to participants (Note 3)    1,543,010     2,425,642       56,606      805,734       45,064      356,243
  Other disbursements                                        36,657                                                 148
                                         ------------   -----------  ----------- ------------  -----------  -----------  -----------
           Total decreases                  1,543,010     2,462,299       56,606      805,734       45,064      356,391
INTERFUND TRANSFERS                        17,559,373    10,358,216    5,745,009    8,408,551    2,905,944    5,435,292    1,051,002
                                         ------------   -----------  ----------- ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS            22,316,916     9,609,599    7,592,719   10,135,146    3,487,796    5,725,651    1,105,221

NET ASSETS AVAILABLE
  FOR BENEFITS
  Beginning of year
                                         ------------   -----------  ----------- ------------  -----------  -----------  -----------

  End of year                            $ 22,316,916   $ 9,609,599  $ 7,592,719 $ 10,135,146  $ 3,487,796  $ 5,725,651  $ 1,105,221
                                         ============   ===========  =========== ============  ===========  ===========  ===========



                                                                        Supplemental Information by Fund
                                             ------------------------------------------------------------------------------------
                                                                                Nations Bank
                                             ------------------------------------------------------------------------------------
                                               American       NB Short-        NB            NB             NB            NB
                                               Financial     Intermediate    Capital       Equity         Equity      Strategic
                                              Group Stock     Government     Growth        Income         Index      Fixed Income
                                                 Fund            Fund         Fund          Fund           Fund          Fund
INCREASES:
  Contributions (Note 3):
    Employee                                                $   147,835   $   225,720   $   202,762   $    243,799  $   123,772
    Employer                                                     85,893       144,430       119,236        160,384       62,223
    Other                                                            19         9,736         1,451          1,386
                                              ----------    -----------   -----------   -----------   ------------  -----------
           Total                                                233,747       379,886       323,449        405,569      185,995

  Equity in net earnings of the General
    Cable Corporation Master Retirement
    Trust (Notes 1,2,4)                       $   (7,757)         6,450      (150,997)      178,935        290,211      (13,777)
  Interest income
                                              ----------    -----------   -----------   -----------   ------------  -----------
           Total increases                        (7,757)       240,197       228,889       502,384        695,780      172,218
                                              ----------    -----------   -----------   -----------   ------------  -----------

DECREASES:
  Distributions to participants (Note 3)          35,422        241,174       258,124       376,191        434,185      188,108
  Other disbursements                                               505                         525            113          317
                                              ----------    -----------   -----------   -----------   ------------  -----------
           Total decreases                        35,422        241,679       258,124       376,716        434,298      188,425
INTERFUND TRANSFERS                           (1,794,626)    (6,079,780)   (9,110,581)   (9,289,704)   (12,252,160)  (5,047,909)
                                              ----------    -----------   -----------   -----------   ------------  -----------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS               (1,837,805)    (6,081,262)   (9,139,816)   (9,164,036)   (11,990,678)  (5,064,116)

NET ASSETS AVAILABLE
  FOR BENEFITS
  Beginning of year                            1,837,805      6,081,262     9,139,816     9,164,036     11,990,678    5,064,116
                                              ----------    -----------   -----------   -----------   ------------  -----------

  End of year                                 $        -    $         -   $         -   $         -   $          -  $         -
                                              ==========    ===========   ===========   ===========   ============  ===========



                                             Supplemental Information by Fund
                                           --------------------------------------
                                                       Nations Bank


                                                 NB
                                              Treasury       Loan
                                                Fund         Fund         Total
INCREASES:
  Contributions (Note 3):
    Employee                               $    69,184               $  3,036,281
    Employer                                   110,914                  2,070,022
    Other                                                                 338,744
                                           -----------  -----------  ------------
           Total                               180,098                  5,445,047

  Equity in net earnings of the General
    Cable Corporation Master Retirement
    Trust (Notes 1,2,4)                        131,433                 10,476,960
  Interest income                                       $   214,011       214,011
                                           -----------  -----------  ------------
           Total increases                     311,531      214,011    16,136,018
                                           -----------  -----------  ------------

DECREASES:
  Distributions to participants (Note 3)       212,165       62,502     7,040,170
  Other disbursements                              405                     38,670
                                           -----------  -----------  ------------
           Total decreases                     212,570       62,502     7,078,840
INTERFUND TRANSFERS                         (8,040,023)     151,396             -
                                           -----------  -----------  ------------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS             (7,941,062)     302,905     9,057,178

NET ASSETS AVAILABLE
  FOR BENEFITS
  Beginning of year                          7,941,062    2,352,453    53,571,228
                                           -----------  -----------  ------------

  End of year                              $         -  $ 2,655,358  $ 62,628,406
                                           ===========  ===========  ============


See notes to financial statements.

GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The assets of the Plan are maintained in the General Cable Corporation Master Defined Contribution Trust ("Master Trust"). The following brief description of the Plan is provided for general information only. Participants should refer to the Summary Plan Description for more information.

      General - The General Cable Corporation Retirement and Savings Plan (the "Plan") is a defined contribution plan of General Cable Corporation (the "Company") consisting primarily of the following components: the Savings Account which accumulates the participant's share of the trust funds attributable to participant contributions (after tax contributions and before tax deferrals); the Retirement Account which accumulates the participant's share of the trust funds attributable to the Company's discretionary contributions allocated to participants based on compensation; Matching Contribution Account which accumulates the participant's share of the trust funds attributable to Company matching contributions; the Retirement Rollover Account which represents the participant's share of the trust funds attributable to the rollover of their accrued benefits under former retirement plans; and the Pre-Spinoff Account which maintains the participant's share in the trust fund attributable to Company contributions made to plans prior to the spinoff from American Premier Underwriters, Inc. in July 1992.

      The Wilmington Trust Company ("Wilmington") became the Trustee of the Plan effective January 1, 1998 replacing The Chase Manhattan Bank ("Chase"). Chase became the Trustee of the Plan effective April 1, 1997 replacing Nations Bank, N.A.

      The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Participation - Generally, employees of the Company or a participating company as defined by the Plan, other than those included in a collective bargaining unit and covered by an agreement between the Company and such unit, are eligible to participate in the Plan upon completion of one month of service. Participation in the Plan is voluntary as to the Savings Account and automatic as to the Matching Contribution and Retirement Accounts.

      Separate participant accounts are maintained and participants can choose from among the following investment funds within the Master Trust.

      The Investment Fund descriptions have been provided by the trustee of the Plan or the plan administrator.

      - Massachusetts Investors Trust Fund - Invests primarily in equity securities. The fund seeks reasonable current income and long-term growth of income and capital.

      - LaSalle Income Plus Fund - Invests principally in guaranteed investment contracts with the objective of obtaining competitive fixed income returns in different interest rate environments.

      - MFS Emerging Growth Fund - Invests primarily in emerging growth companies, early in their life cycles, with the objective of long-term growth of capital.

      - PBHG Growth Fund - Invests principally in common stocks with the objective of capital appreciation.

      - American Funds EuroPacific GrowthFund - Invests in the stocks of non-U.S. companies with the objective of long-term growth of capital.

      - FPA New Income Fund - Invests primarily in bonds with short to intermediate maturities, U.S. Government Securities, mortgage-backed securities, and commercial paper.

      - General Cable Corporation Stock Fund - Invests principally in common stock of General Cable Corporation.

      During the first three months of 1997, participants could choose from among eight investment funds. A brief description of these funds, provided by the Fund Prospectus, is as follows:

      - American Financial Group Stock Fund - Invests principally in the common stock of American Financial Group.

      - NationsBank Short-Intermediate Government Fund - Invests principally in bonds issued by the U.S. Government, its agencies and instrumentalities. It is structured to have an average weighted maturity of less than five years.

      - NationsBank Capital Growth Fund - Invests in stocks which, in the opinion of the fund manager, have superior growth characteristics, selling at reasonable prices, that should outperform the market over time and focuses on companies with both above average growth potential and solid financial statements.

      - NationsBank Equity Income Fund - Invests in common stocks and convertible securities that together, in the opinion of the fund manager, exhibit a 50% higher current yield relative to the Standard and Poor's 500 Stock Index.

      - NationsBank Equity Index Fund - Invests principally in stocks included in the Standard and Poor's 500 Stock Index.

      - NationsBank Strategic Fixed Income Fund - Invests principally in a mix of investment grade (BBB or better) corporate, government, and mortgage backed securities. It is structured to have an average weighted maturity of 10 years or less.

      - NationsBank Treasury Fund - Invests in obligations both issued and guaranteed by the U.S. Treasury and repurchase agreements secured by such obligations. Maturities are limited to thirteen months or less.

      The Plan also has a Loan Fund from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or 100% of the participant's vested Savings Account, Rollover Contribution Account, and Matching Contribution Account, not to exceed $50,000.

      The interest rate on loans outstanding at December 31, 1998 ranges from 7% to 10% and the loans mature from 1999 to 2010. The interest rate on loans outstanding at December 31, 1997 ranged from 7% to 10% and the loans matured from 1998 to 2008.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
      Plan:

      - Investments are generally valued on the basis of the quoted market value.

      -  Security transactions are recorded on the trade date.

      -  Income from investments is recognized when earned.

      Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      Contributions - The Company may elect to make a Retirement Account contribution to Plan participants who have reached one year of service. The Retirement Account contribution, which totaled $1,379,396 and $1,368,173 for the years ended December 31, 1998 and 1997, respectively, is determined at the discretion of the Board of Directors. The Retirement Account contribution is allocated to participants based on the participant's total compensation (wages, salaries and other amounts paid for personal services actually rendered, periodic continuation payments, any amounts paid in lieu of unused vacation days, and short-term disability payments).

      Employees who are eligible to participate in the Plan may make a before-tax Savings Account contribution up to 13% of their compensation subject to an overall limitation. The Company may elect to match a percentage of each participant's before tax compensation contribution to the Savings Account. This matching contribution percentage is determined at the discretion of the Board of Directors. Company matching contributions totaled $695,813 and $701,849 for the years ended December 31, 1998 and 1997, respectively. In addition, participants may make unmatched contributions up to 10% of their compensation on an after-tax basis which is also subject to an overall limitation. The increase or decrease in the net assets of the Plan is allocated on the basis of participant account balances in each of the funds.

      Rollovers - A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution" as defined in the Internal Revenue Code is provided and the rollover does not impose a substantial administrative burden on the Plan.

      Vesting - Participants' contributions are fully vested. The Company's matching contributions are vested based upon completed years of service (as defined by the Plan) as follows:


                                                           Vested
      Completed Years of Service                         Percentage

      Less than 1                                             0 %
      1 but less than 2                                      25 %
      2 but less than 3                                      50 %
      3 but less than 4                                      75 %
      4 or more                                             100 %


      The Company's contributions to a participant's Retirement Account and pre-spinoff Company Retirement Account contributions included in the prior plan accounts become vested based on their completed years of service (as defined by the Plan) as follows:


                                                           Vested
      Completed Years of Service                         Percentage

      Less than 3                                             0 %
      3 but less than 4                                      20 %
      4 but less than 5                                      40 %
      5 but less than 6                                      60 %
      6 but less than 7                                      80 %
      7 or more                                             100 %

      In the event of death, disability, attainment of age 65, or attainment of age 55 and five years of service, Company contributions become fully vested.

      Benefit Payments - Upon retirement or other termination of employment, a participant's vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution, or, if hired prior to July 1, 1994, by purchase of a single life or joint and survivor annuity, by transfer to the Company's Retirement Income Guarantee Plan (a defined benefit plan) to be paid from such plan in the form as may be available under such plan, or other method as defined in the Plan. The distribution is made as soon as practicable following the participant's termination of employment.

      Withdrawals - The portion of a participant's account attributable to participant pre-tax contributions and vested pre-spinoff matching contributions may be withdrawn at any time without penalty once the participant has attained the age 59-1/2. Participant after-tax contributions may be withdrawn up to two times per year. Certain other account balances may be withdrawn prior to termination of employment if the participant qualifies for financial hardship, as defined by the Plan. However, in no event is a participant permitted to withdraw any portion (whether or not vested) of their Retirement Account or their Retirement Rollover Account prior to termination of employment.

      Net assets available for benefits include amounts allocated to accounts of persons who have withdrawn from participation in the Plan of $2,725,688 and $978,037 at December 31, 1998 and 1997, respectively.

      Forfeitures - Upon a participant's termination from the Company, Company contributions which are not vested are used to reduce future Company contributions to the Plan.

4.    INVESTMENTS

      The Plan's investment in the Master Trust consists of an interest in a commingled employee benefit trust administered by the Company's Retirement Plans Finance Committee with Wilmington as trustee. For 1998, the Master Trust includes the Company's two qualified defined contribution plans as compared to 1997 which includes the Company's four qualified benefit plans (two defined contribution plans and two defined benefit plans). The assets of the various retirement plans of the Company are commingled for investment purposes; however, the trustee accounts for changes in net assets of the Master Trust for each plan.

      The Master Trust is presented at fair value based on the market value of the investments of the Master Trust. Market values are generally determined by the quoted closing price of the securities on the last business day of the period. Income from investments is recognized when earned. The cost of investments sold is determined by the average cost method.

      Net assets and changes in net assets of the Master Trust are:


                                                  DECEMBER 31,        DECEMBER 31,
NET ASSETS, AT FAIR VALUE                            1998                 1997

Noninterest-bearing cash                                            $    489,780
Temporary investment fund                                                525,328
Corporate common stocks                          $  2,510,053         35,734,274
Mutual and money market funds                      64,636,542        114,528,213
Coal lease                                                             5,282,199
Guaranteed investment contract                                         2,365,039
                                                 ------------       ------------
           Total investments                       67,146,595        158,924,833

Other assets and liabilities, net                                       (174,133)
                                                 ------------       ------------

Total net assets                                 $ 67,146,595       $158,750,700
                                                 ============       ============





                                                  YEAR ENDED         YEAR ENDED
                                                  DECEMBER 31,      DECEMBER 31,
CHANGES IN NET ASSETS                                 1998              1997

Deposits by participating plans                  $  6,696,513      $  8,232,587
Withdrawals by participating plans                 (9,300,671)      (15,263,955)
Interest and dividends                              3,082,175        13,385,776
Unrealized gain/(loss)                              2,785,245         3,754,192
Realized gain (loss)                                1,813,177        11,407,792
                                                 ------------      ------------

Total change in net assets                       $  5,076,439      $ 21,516,392
                                                 ============      ============

Plan's investment in Master Trust as a
  percent of total                                    94.61 %           37.68 %
                                                      =====             =====





      Equity in the net earnings of the Master Trust is allocated to participating plans and participants daily.

5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the assets of the Plan credited to each participant's account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.    TAX STATUS

      The Plan obtained its latest determination letter on April 6, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                  ************

GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD
FOR INVESTMENT (ITEM 27A OF FORM 5500), DECEMBER 31, 1998
--------------------------------------------------------------------------------


IDENTITY OF ISSUE, BORROWER,                                                             FAIR
LESSOR OR SIMILAR PARTY                DESCRIPTION OF INVESTMENT           COST          VALUE

Participant loans               276 loans with maturities ranging from
                                May 1999 to February 2010 and interest
                                rates ranging from 7% - 10%                $ -        $ 2,615,782
                                                                           ====       ===========


Note: The remaining net assets of the Plan are held in the General Cable
      Corporation Master Defined Contribution Trust.